Exhibit 99.1
China Yuchai International Announces
Unaudited Results for Third Quarter of 2009
Singapore, Singapore — November 10, 2009 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today its unaudited consolidated financial results for the third quarter ended September 30, 2009. As the financial results for the third quarter of 2008 were not announced, comparative results are not included below.
Net revenues for the third quarter of 2009 were RMB 3,488.4 million (US$ 510.8 million) compared with RMB 3,448.0 million (US$ 504.7 million) in the second quarter of 2009. The total number of diesel engines sold by the Company’s main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), during the third quarter of 2009 was 114,855 units compared with 129,932 units in the second quarter of 2009. The increase in net revenues was primarily the result of price improvements across a number of diesel engine models.
Gross profit was RMB 582.2 million (US$ 85.3 million) in the third quarter of 2009, representing a 21.2% increase over the gross profit of RMB 480.2 million (US$ 70.3 million) in the second quarter of 2009. The gross margin was 16.7%, a 2.8% improvement over the gross margin of 13.9% for the second quarter of 2009.
Research and development (“R & D”) expenses were RMB 72.3 million (US$ 10.6 million) in the third quarter of 2009 versus RMB 71.1 million (US$ 10.4 million) in the second quarter of 2009. As a percentage of net revenues, R & D spending was 2.1% of net revenues in both the second and third quarters of 2009.
Selling, general & administrative expenses (“SG & A”) in the third quarter of 2009 were RMB 249.5 million (US$ 36.5 million) compared with RMB 283.1 million (US$ 41.4 million) in the second quarter of 2009. SG & A expenses represented 7.2% of third quarter net revenues compared with 8.2% of second quarter net revenues. SG & A expenses declined mainly due to lower selling expenses in the third quarter of 2009 in line with a lower number of units sold.
Operating income was RMB 260.4 million (US$ 38.1 million) in the third quarter of 2009, a 107% increase over the RMB 126.0 million (US$ 18.4 million) in the second quarter of 2009. The increase is mainly due to higher gross profit. The operating margin was 7.5% in the third quarter of 2009 compared with 3.7% in the second quarter of 2009.
Other income in the third quarter of 2009 was RMB 111.0 million (US$ 16.3 million) compared with a loss of RMB 1.4 million (US$ 0.2 million) in the second quarter of 2009 due to a dividend received from an associate of GYMCL, a gain from the maturity of zero coupon unsecured non-convertible bonds previously issued by HL Global Enterprises Limited, foreign exchange gains, and interest income.
Net income was RMB 248.6 million (US$ 36.4 million), or earnings per share of RMB 6.67 (US$ 0.98), in the third quarter of 2009 compared with RMB 49.6 million (US$ 7.3 million), or earnings per share of RMB 1.33 (US$ 0.19) in the second quarter of 2009. The net margin for the third quarter of 2009 was 7.1% compared with 1.4% in the second quarter of 2009. The increase in the net margins is primarily due to higher gross profits and a greater contribution from Other Income in the third quarter of 2009. As of September 30, 2009, a total of 37,267,673 shares were issued and outstanding.

For the nine months ended September 30, 2009, net revenues were RMB 9,860.5 million (US$ 1.4 billion) and diesel engine sales were 366,536 units. The gross profit was RMB 1,445.8 million (US$ 211.7 million) representing a 14.7% gross margin. Operating income was RMB 690.8 million (US$ 101.2 million) which included a one-time write-back of approximately RMB 203.0 million (US$ 29.7 million) in the first quarter of 2009 resulting from GYMCL’s acquisition of Yulin Hotel Company.
Net income for the nine months ended September 30, 2009 was RMB 532.5 million (US$ 78.0 million), or earnings per share of RMB 14.29 (US$ 2.09). Excluding the gain from the acquisition of Yulin Hotel Company, net income would have been RMB 377.5 million (US$ 55.2 million), or earnings per share of RMB 10.13 (US$ 1.48).
In September 2009, China Yuchai declared a $0.10 per ordinary share cash dividend that was paid out on October 16, 2009.
Mr. Boo Guan Saw, President of China Yuchai, commented, “We are pleased to be reporting a strong quarter resulting from improved profitability. We successfully shifted our product mix as the Chinese commercial vehicle market is on a healthy recovery track. After seeing the Chinese government’s continued commitment to infrastructure construction and inland rural market development, we gradually increased our capacity in response to rising demand by original equipment manufacturers. We expanded our assembly capacity with our new state-of-the-art facility in Xiamen, and in the area of R&D, we continue to focus on developing green technology to propel our future growth. In October, we commenced construction of our new engineering institute in Nanning which aims to become the premier R&D facility dedicated to diesel engine technology in China. Upon commercial launch of this R&D facility, we expect to design products to meet the most stringent global quality and technology standards as well as accelerate our development of hybrid and other innovative technologies. Overall, quality is our top priority and we are implementing Sigma Six management policies to drive production efficiency and product quality which will ultimately result in long-term shareholder value.”
Exchange Rate Information
The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.8288 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on September 30, 2009. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2009 or at any other date.
Third Quarter 2009 Earnings Web Cast
An audio web cast for the investment community has been scheduled for 8:30 A.M. Eastern Standard Time today, November 10, 2009. The call will be hosted by Mr. Boo Guan Saw, President, and Mr. Weng Ming Hoh, Chief Financial Officer, who will present and discuss the financial results and business outlook of the Company, followed by a Q&A session.
The web cast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the web cast at least 5 minutes prior to the scheduled start time. The recorded web cast will be available on the website shortly after the earnings call.
About China Yuchai International
China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement
This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.
For more information, please contact:
Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email:	kevin.theiss@us.grayling.com
dixon.chen@us.grayling.com